UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE
OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): ENERPLUS CORPORATION

B.	(1)	This is [check one]:

☒	an original filing for the Filer.

☐	an amended filing for the Filer.

(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	ENERPLUS CORPORATION

Form type:	Registration Statement on Form F-10

File Number (if known):	333-273750

Filed by:	ENERPLUS CORPORATION

Date Filed (if filed concurrently, so indicate):	August 4, 2023 (concurrently with Form F-10)

D.	The Filer is incorporated or organized under the laws of Alberta, Canada and has its principal place of business at:

The Dome Tower

Suite 3000, 333 — 7th Avenue S.W.

Calgary, Alberta

Canada T2P 2Z1

(403) 298-2200

And

US Bank Tower

Suite 2200, 950 – 17th Street

Denver, Colorado

United States of America 80202-2805

(720) 279-5500

E.	The Filer designates and appoints Enerplus Resources (USA) Corporation (“Agent”), located at:

US Bank Tower

Suite 2200, 950 — 17th Street

Denver, Colorado

United States of America 80202-2805

(720) 279-5500

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the U.S Securities and Exchange Commission (the “Commission”); and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on the date hereof, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange Act of 1934, as amended.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the Form F-10 in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada, this 4th day of August, 2023.

Filer: ENERPLUS CORPORATION

	By:	/s/ Jodine J. Jenson Labrie
	Name:	Jodine J. Jenson Labrie
	Title:	Senior Vice-President and Chief Financial Officer

This statement has been signed by the following person in the capacity indicated on August 4, 2023.

ENERPLUS RESOURCES (USA) CORPORATION
As Agent for Service of Process for Enerplus Corporation

By:	/s/ David A. McCoy
Name:	David A. McCoy
Title:	Vice-President, General Counsel & Corporate Secretary

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